Exhibit 99(n)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference of our reports, dated February 19, 2009, on RMR Real Estate Fund, RMR Hospitality and Real Estate Fund, RMR F.I.R.E. Fund, RMR Preferred Dividend Fund, and RMR Dividend Capture Fund included in the Annual Reports to Shareholders for the fiscal year ended December 31, 2008, included in Form N-2 of RMR Real Estate Income Fund.

We also consent to the inclusion of our report, dated March 27, 2009, on the statement of assets and liabilities of RMR Real Estate Income Fund as of March 25, 2009, included in Form N-2 of RMR Real Estate Income Fund.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
March 27, 2009